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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (Amendment No. 16)*

                               CANTEL INDUSTRIES, INC.
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                                   (Name of Issuer)

                        Common Stock, par value $.10 per share
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                            (Title of Class of Securities)

                                     858578-10-7
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                                    (CUSIP Number)

Mr. Charles M. Diker                 Eric W. Nodiff, Esq.
One New York Plaza                   Dornbush Mensch Mandelstam & Schaeffer, LLP
New York, NY  10004 (212) 908-9956   747 Third Avenue
                                     New York, NY 10017 (212) 759-3300

                    (Name, Address and Telephone Number of Person
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                  Authorized to Receive Notices and Communications)

                                   October 16, 1997
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               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such shares). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                     SCHEDULE 13D


CUSIP NO. 858578-10-7                       Page   2   of   7   Pages
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Charles M. Diker
    ###-##-####
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2   CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                     (a) / /
                                                                        (b) / /
    Joint filings pursuant to Rule 13d-1(f) (1)
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    SEC USE ONLY
3

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    SOURCE OF FUNDS*
4
    PF

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    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                            / /
5
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    CITIZENSHIP OR PLACE OR ORGANIZATION
6
    United States
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              7    SOLE VOTING POWER
  NUMBER OF        816,334
   SHARES     -----------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
  OWNED BY         190,298
    EACH      -----------------------------------------------------------------
  REPORTING   9    SOLE DISPOSITIVE POWER
   PERSON          816,334
    WITH      -----------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER
                   322,673
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,139,007
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    27.0%

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14  TYPE OF REPORTING PERSON*
    IN
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION



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                                     SCHEDULE 13D


CUSIP NO. 858578-10-7                       Page   3   of   7   Pages
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Weiss, Peck & Greer
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2   CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*                     (a) / /
                                                                        (b) / /
    Joint filings pursuant to Rule 13d-1(f) (1)
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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

    WC, 00
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                            / /

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6   CITIZENSHIP OR PLACE OR ORGANIZATION

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              7    SOLE VOTING POWER
  NUMBER OF
   SHARES     -----------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
  OWNED BY         25,000
    EACH      -----------------------------------------------------------------
  REPORTING   9    SOLE DISPOSITIVE POWER
   PERSON
    WITH      -----------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER
                   25,000
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    25,000
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    .6%

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14  TYPE OF REPORTING PERSON*
    PN, BP, IA
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION


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    This Statement constitutes Amendment No. 16 to the Statement on Schedule
13D filed with the Securities and Exchange Commission by Charles M. Diker and Weiss, Peck & Greer. The Schedule 13D, as amended, is referred to herein as the "Schedule 13D." This Statement is being filed as a result of a material increase in the percentage ownership of securities of Cantel Industries, Inc. held by said reporting persons.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and supplemented as follows:

         Amendment No. 15 dated April 29, 1996 to the Statement on Schedule 13D inadvertently overstated Mr. Diker's beneficial ownership of the Corporation's securities by 50,000 shares of Common Stock. Accordingly, Amendment No. 15 should be amended as follows:

         As of April 29, 1996, Mr. Diker had sole voting power and sole dispositive power over 723,833 shares of Common Stock and beneficially owned an aggregate amount of 987,206 shares of Common Stock, representing 25.9% of the 3,769,351 shares of Common Stock of the Corporation outstanding as of April 29, 1996.

         (a)-(b) Items 7-11 and 13 of the cover pages of this Schedule 13D which relate to beneficial ownership of the Corporation's securities by Mr. Diker are hereby incorporated by reference in response to this item. As of the date of this filing Mr. Diker beneficially owned within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, 1,139,007 shares of Common Stock of the Corporation (including share equivalents), constituting approximately 27.0% of the Corporation's Common Stock giving effect to the exercise in full of the Options referred to below. The percentage is based upon 4,166,322 shares of Common Stock of the Corporation outstanding as of October 31, 1997 and giving effect to the exercise in full of all the Options.

         The 816,334 shares beneficially owned by Mr. Diker as to which he has sole voting power and sole disposition power include:

         (1)     758,833 shares of Common Stock of the Corporation; and

         (11) Currently exercisable options to purchase 57,501 shares of the Common Stock of the Corporation (the "Options").

         Should Mr. Diker exercise the Options in full, he would then have the sole power to vote and the sole power to dispose of 816,334 shares of Common Stock.

         Mr. Diker has shared power to vote (or to direct the vote) and shared power to dispose of (or to direct the disposition of) an aggregate of 190,298 shares of Common Stock of the Corporation, comprised of (i) 5,000 shares of Common Stock owned by the DicoGroup, Inc. (the "DicoGroup Shares"), (ii) 139,498 shares of Common Stock owned by the Children's Trusts (the "Trust Shares"), and
(iii) 45,800 shares of Common Stock owned by a non-profit corporation (the "Not For Profit Shares") of which Mr. Diker and his wife are the principal officers and directors. Mr. Diker may be deemed to be the beneficial owner, under Rule 13d-3 of the DicoGroup Shares, the Trust Shares and the Not For Profit Shares. Pursuant to Rule 13d-4, Mr. Diker expressly disclaims that he is the beneficial owner of such shares.

         Mr. Diker has shared power to dispose of (or direct the disposition of) an aggregate of 322,673 shares of Common Stock of the Corporation, comprised of (i) the 5,000 DicoGroup Shares referred to above, (ii) the 139,498 Trust Shares referred to above, (iii) the 45,800 Not For Profit Shares referred to above, and (iv) 132,375 shares of Common Stock of the Corporation owned by Mr. Diker's wife. Mr. Diker's wife has sole power to vote (or to direct the vote of) such shares. Mr. Diker may be deemed to be the beneficial owner under



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Rule 13d-3 of the 132,375 shares of Common Stock owned by Mrs. Diker.  Pursuant to Rule 13d-4, Mr. Diker expressly disclaims that he is the beneficial owner of such shares.

         Mr. Diker may be deemed to have investment discretion with respect to 161,042 shares of Common Stock held in certain accounts with Weiss, Peck & Greer. Mr. Diker is a limited partner of WP&G but he has no beneficial ownership with respect to these accounts. However, by reason of his investment power, Mr. Diker may be deemed to be the beneficial owner of the 161,042 shares of Common Stock held in these accounts. Pursuant to Rule 23d-4, Mr. Diker expressly disclaims that he is the beneficial owner of such shares.

         Weiss, Peck & Greer has the sole power to vote (or to direct the vote) and sole power to dispose of (or to direct the disposition of) the 25,000 shares of Common Stock owned by it, which power is exercisable by the Weiss, Peck & Greer partners.

         On October 16, 1997 and pursuant to a stock option agreement of even date, Mr. Diker was granted an option to purchase 50,000 shares of Common Stock at $7.00 per share. 16,667, an additional 16,667 and the remaining 16,666 of the underlying securities are exercisable on October 16, 1997, 1998 and 1999, respectively, and expire on October 15, 2007. A copy of the stock option agreement is attached hereto as Exhibit 1.

         On September 10 and October 15, 1997, Weiss, Peck & Greer purchased 3,000 and 5,000 shares of Common Stock at $6.45 and $7.125 per share, respectively, for certain accounts held in Weiss, Peck & Greer (as more fully described above) in open market transactions. Pursuant to Rule 23d-4, Mr. Diker expressly disclaims beneficial ownership of such shares.

         There were no other transactions by the reporting person effected during the past 60 days.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         A copy of the stock option agreement dated October 16, 1997 is attached hereto as Exhibit 1.


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                                      SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    November 5, 1997.


                                            /s/ Charles M. Diker
                                            --------------------------
                                                Charles M. Diker



                                            WEISS, PECK & GREER



                                            By:/s/ Charles M. Diker
                                               -----------------------
                                                   Charles M. Diker